October 1, 2007

BY EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention:          Ms. Ellie Quarles, Esq., Special Counsel
Division of Corporation Finance

RE:     Progress Energy, Inc.
Definitive 14A
Filed March 30, 2007
File No. 1-15929

Dear Ms. Quarles:

Progress Energy, Inc., a North Carolina corporation (“we”, “us”, “Progress Energy” or the “Company”), submits herewith its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing contained in its letter to Mr. Robert McGehee of Progress Energy dated August 21, 2007 (the “Comment Letter”).

As requested in the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the August 21, 2007 comment letter, and is followed by the Company’s response.

Compensation Discussion and Analysis, page 18

1.
Please ensure that you analyze the specific factors that the compensation committee considered in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the compensation committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, you have discussed the base salaries compared to the comparison groups. Please include a discussion of where actual compensation falls within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why.

Response:

In our future filings, as required, we will ensure that the Compensation Discussion and Analysis (the “CD&A) discusses material factors that the Organization and Compensation Committee (the “Committee”) considers for each named executive officer (“NEO”). In our 2006 disclosures, we provided this analysis in several places. First, we generally discussed the purpose of each element of compensation to the NEOs (see table on page 19 of our definitive proxy statement). Second, with respect to each specific element of compensation, we discussed in greater detail the compensation program and how compensation levels are determined for each compensation program (see pages 23 to 35 of our definitive proxy statement). Lastly, beginning on page 35 of our definitive proxy statement, we discussed the specific compensation decisions that were made concerning each NEO during 2006, including a discussion of actual base compensation compared to the peer group utilized. This discussion also included a discussion of the rationale for the annual incentive amounts awarded to each NEO.

In future filings, to the extent ascertainable and as required, if we reference targeted percentiles of a particular peer group, we also will include a discussion of actual compensation paid during the applicable year as compared to our disclosed compensation peer group(s). Additionally, to the extent that such comparisons show compensation that is not materially in line with our compensation strategy, we will provide an explanation for the deviation. Similarly, as required, we will include a general discussion as to why the Committee views the amounts paid to the NEOs appropriate given the compensation goals and criteria.

We do note, however, that not all compensation decisions involve an individual analysis that is materially different for each NEO. Where group analyses are made by the Committee, we will discuss the similar factors considered for the applicable groups. We will then also describe any material differences for individual NEOs in accordance with the last paragraph of section II.B.1 of SEC Release No. 33-8732A as required.

Benchmarking through 2006, page 21

2.
With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against the electric utility companies in the Towers Perrin Energy Services survey and the participants in the Towers Perrin General Industry Executive Compensation survey, please identify the companies that comprise those surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

While we could provide the requested information, we would be reluctant to do so given the volume of the information and its limited usefulness to our shareholders. As noted in our definitive proxy statement, the Towers Perrin Energy Services survey and the Towers Perrin General Industry Executive Compensation survey had 97 and 825 participants, respectively. In drafting our 2006 proxy statement, we concluded that providing a list of the 922 companies that comprised these peer groups would not be a beneficial disclosure for our shareholders, but rather would detract from the usefulness and clarity of the disclosure to the average investor. Additionally, it should be noted that, to the best of our knowledge, our former compensation consultant, Towers Perrin, generally does not disclose the companies that participate in its proprietary surveys and that the Committee did not know, consider or rely on a list of participants in those surveys.

Notwithstanding these views, beginning in 2007, our current compensation consultant, Mercer, recommended, and the Committee approved, the use of a new peer group for benchmarking purposes. The companies that comprise our new peer group are listed in a table on page 22 of our definitive proxy statement. As required by Item 402(b)(2)(xiv) of Regulation S-K, we will identify in our future definitive proxy statements companies that comprise the surveys used specifically in benchmarking our NEO compensation.

Annual Incentive, page 25

3.	Please explain how you implement the employee cash incentive plan.

Response:

The Employee Cash Incentive Plan (the “ECIP”) is a non-management focused annual incentive plan that rewards employees for achievement of financial and operational goals for more than 40 of our business units or departments. Each business unit and department that is separately monitored in the plan has ten distinct operational or financial goals. Thus, for 2006, there would have been more than 400 goals that would have been tracked for performance determinations in this plan.

Each NEO has multiple departments and business units that report to him and that would be considered in his performance evaluations. Prior to 2007, the performance related to this plan did not directly result in a corresponding incentive award for the NEOs, but rather only resulted in affecting the funding component of the overall annual incentive plan. The funding calculation does not determine the amount paid to each NEO for their annual incentive compensation. The amount of the annual incentive paid to each NEO is determined by the Committee as described in the annual incentive discussion on page 25 of our definitive proxy statement. We also note that beginning with 2007, the ECIP component of our NEO compensation was discontinued. As a result of the ECIP’s being discontinued for purposes of determining NEO compensation beginning in 2007, we do not believe that a discussion of the ECIP will be required in our future CD&A discussions.

In our 2006 disclosures, rather than providing exhaustive lists of goals for each NEO, we determined that it would be more useful and meaningful for our shareholders to describe the plan more generally, particularly given the fact that the goals only related to funding of an overall incentive plan and were not material to the NEO’s actual annual incentive award determination. However, we do acknowledge the point of the comment to ensure that we describe the performance measures used in determining the compensation to our NEOs unless the standard for confidential treatment can be met. With respect to this requirement, we have specifically listed all of the material performance measures utilized in the annual incentive plan for our NEOs in the table on page 25 of our definitive proxy statement and will endeavor to meet this requirement in future filings.

4.	Please explain how the shift in peer groups did not result in a change to the annual incentive target award opportunities, given that you now target the 50th percentile.

Response:

In adopting the new compensation philosophy to more closely align our NEOs’ target compensation to the 50th percentile of our new peer group, we were advised by our compensation consultant, Mercer, that the annual incentives’ target percentages established under the old philosophy were similar to the 50th percentile of the new peer group with respect to each NEO. This could be due, in part, to the fact that, while our general compensation philosophy under the old methodology was to target a combination of 50th percentile of the Towers Perrin General Industry Executive Compensation survey and the 75th percentile of the Towers Perrin Energy Services survey, actual targets may have been less than the targeted percentiles.

5.
Please provide further analysis about how you determine the amount and formula for incentive compensation. See item 402(b)(1)(v) of Regulation S-K. You have not disclosed the 2006 financial and operating goals for the management incentive compensation plan set forth in the third bullet on page 25. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

Our annual cash incentive plan provides for a two-step process in determining the specific award to be paid to each NEO. The first step is determining the funding for the overall plan, which includes both NEOs and non-NEO participants in the plan. The funding of the overall incentive pool has historically been based on the five factors disclosed on page 25 of our definitive proxy statement: (1) core on-going earnings per share, (2) Progress Energy Carolina’s EBITDA, (3) Progress Energy Florida’s EBITDA, (4) Progress Venture’s EBITDA, and (5) the number of ECIP goals met under the Employee Cash Incentive Plan, a non-management incentive plan. As discussed in our response to Comment #3, above, and in the first full paragraph on page 26 of our definitive proxy statement, beginning in 2007, the ECIP goals were removed from the annual incentive performance goals.

Once the funding level for the overall plan is determined as described in the second paragraph on page 25 of our definitive proxy statement, then the actual incentive amount is determined by the Committee on a discretionary basis. This determination is based on the factors set forth in the third paragraph on page 25 of our definitive proxy statement. In utilizing its discretion, the Committee performs a performance evaluation of the CEO. Similarly, the CEO performs a performance evaluation of the other NEOs and makes a recommendation to the Committee as to the incentive awards to the NEOs (excluding himself). The actual annual incentive paid to each NEO, including a rationale for each payment is described in the “Annual Incentive” portion of the “2006 Compensation Decisions” section beginning on page 36 of our definitive proxy statement.

With regard to the goals of the ECIP as described in the third bullet on page 25, we did not include the specific goals for the plan based on a materiality analysis rather than a competitive harm analysis. Factors considered included the following:

•	The plan is a non-management focused plan;
•
The results under the plan only determined funding of the management plan and not the actual payout to each NEO (although it could be taken into consideration by the Committee as it reviewed each NEO’s performance for the year);

•
We did not believe that the voluminous disclosure required to describe the plan in detail would be useful to our investors in evaluating our compensation practices. The ECIP consists of 10 specific goals for each of over 40 business units and departments. This would have resulted in providing detail on over 400 specific goals. Coupled with the fact that the function of these goals is to be used for funding of the overall plan rather than as a direct component of the NEO’s annual incentive, it does not seem useful; and

•	The ECIP’s use as a factor in determining funding for the annual incentive plan was discontinued beginning in 2007 as described in the first full paragraph on page 26 of the proxy statement.

We acknowledge your comment, however, and, to the extent that incentive plan targets are used in the future, we will either (1) disclose the specific incentive plan targets or (2) disclose the difficulty of achieving those targets if they are withheld for competitive reasons.

Management Change-in-Control Plan, page 32

6.
Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response:

We believe that severance protections, particularly in the context of a change-in-control transaction, play a valuable role in attracting and retaining key executive officers. Therefore, we sponsor a Management Change-In-Control Plan (the “CIC Plan”) for selected employees. The purposes of the CIC Plan and the levels of payments under the plan are to:

•	ensure business continuity during a transition and thereby maintain the value of the acquired company;
•	allow executives to focus on their jobs by easing termination concerns;
•	demonstrate the Company's commitment to its executives;
•	reward executives for their role in executing a transition, and if appropriate, align awards with the new company's performance;
•	recognize the additional stress, efforts and responsibilities of employees during periods of transition; and
•	keep executives in place and provide them with severance only if a CIC transaction is completed.

Participants in the CIC Plan are not eligible to receive any of the Plan’s benefits absent both a change-in-control of the Company and an involuntary termination of the participant’s employment without cause, including voluntary termination for good reason.

The CIC Plan provides separate tiers of severance benefits based on the position a participant holds within the Company. Rather than allowing benefit amounts to be determined at the discretion of the Committee, the CIC Plan has designated multipliers that are designed to be attractive to the executives and competitive with current market practices. The amount of the payment and benefit amounts to be received by the NEOs in the event of a change-in-control and an eligible termination are determined as described in the tables on pages 32 and 33 of our definitive proxy statement.

With the assistance of its executive compensation and benefits consultant, the Committee has reviewed the benefits provided under the CIC Plan to ensure that they meet the Company’s needs, are reasonable and fall within competitive parameters. The Committee has determined that the current multiples are needed for the CIC Plan to be effective at meeting the above-stated plan goals.

We acknowledge your comment and will clarify our future discussions of the CIC Plan using language similar to that discussed above. We also will link the discussion in the CD&A to the severance tables for the individual NEOs by reference and, as required, include a discussion of why the Committee believes the established benefits are appropriate.

Summary Compensation Table, page 40

7.
Please disclose all assumptions made in the valuation of stock in the stock awards column and options in the options awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in management’s discussion and analysis. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

With respect to stock-based compensation, to the extent that the plans are material to our financial statements, assumptions are discussed in Part B of footnote 10 to our financial statements for the year ended December 31, 2006. We acknowledge your comment and will include in future disclosures all assumptions made in the valuation of stock in the stock awards column and options from material incentive plans in the options awards column of the table by reference to a discussion of those assumptions in our financial statements, footnotes or discussion in the management’s discussion and analysis as required by the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

8.
In the footnotes to the all other compensation column of the table, please specify by type the awards that you have not identified by specific dollar amount, as applicable. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response:

We acknowledge your comment and will include a list, by type, of all awards that we have not specifically identified by dollar amount, as applicable, in our future proxy statement disclosures. This will include listing in the footnote for the “all other compensation” column the types of perquisites (similar to the list of perquisites identified by type under the perquisite column of the table on page 34 of our definitive proxy statement) that are not specifically identified by amount.

Grants of Plan-Based Awards, page 42

9.
We note footnote one to the grants of plan-based awards table. Please include the threshold, target and maximum “Estimated possible payouts under non-equity incentive plan awards” per question 5.02 to the Item 402 of Regulation S-K Questions and Answers available on our website at www.sec.gov even though you have included the actual amounts in the summary compensation table.

Response:

We acknowledge your comment and in future filings will include the referenced threshold, target and maximum estimated possible payouts under non-equity incentive plan awards as discussed in question 5.02 to the Item 402 Questions and Answers.

Potential Payments upon Termination, page 54

10.	Please define “change-in-control” as set forth in the management change-in-control plan.

Response:

Our Management Change-in-Control Plan defines “Change-in-Control” as occurring on the earliest of the following dates:

(a)
the date any person or group of persons (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934), excluding employee benefit plans of the Company, becomes, directly or indirectly, the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Securities Act of 1934) of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company’s then outstanding securities (excluding the acquisition of securities of the Company by an entity at least eighty percent (80%) of the outstanding voting securities of which are, directly or indirectly, beneficially owned by the Company); or

(b)	the date of consummation of a tender offer for the ownership of more than fifty percent (50%) of the Company’s then outstanding voting securities; or
(c)
the date of consummation of a merger, share exchange or consolidation of the Company with any other corporation or entity regardless of which entity is the survivor, other than a merger, share exchange or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving or acquiring entity) more than sixty percent (60%) of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation; or

(d)	the date, when as a result of a tender offer or exchange offer for the purchase of securities of the Company (other than such an offer by the Company for its own securities), or as a result of a proxy contest, merger, share exchange, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who are Continuing Directors cease for any reason to constitute at least two-thirds (2/3) of the members of the Board; or

(e)
the date the shareholders of the Company approve a plan of complete liquidation or winding-up of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or

(f)	the date of any event which the Board determines should constitute a Change-in-Control.

A Change-in-Control shall not be deemed to have occurred until a majority of the members of the Board receive written certification from the Committee that one of the events described above has occurred. Any determination that an event described above has occurred shall, if made in good faith on the basis of information available at that time, be conclusive and binding on the Committee, the Company, the Participants and their Beneficiaries for all purposes of the Plan.

We intend to include a plain English definition of a “change-in-control” in our future proxy statement disclosures.

Director Compensation, page 64

11.
Please disclose the grant date fair value for each stock unit made during 2006. See the Instruction to Item 402(k)(2)(iii) of Regulation S-K. Also disclose the aggregate number of stock awards outstanding at the fiscal year end.

Response:

The grant date fair value for each stock unit granted to each director on January 3, 2006, was $44.045. We acknowledge your comment and will add this disclosure to the appropriate footnote(s) in our future Director Compensation tables.

We will also add footnotes to the Director Compensation Table, as appropriate, to indicate the aggregate number of stock units outstanding at year-end, for each required director and in total. For December 31, 2006 these totals were as set forth below:

Edwin B. Borden	11,260
James E. Bostic, Jr.	3,331
David L. Burner	5,696
Charles W. Coker	0
Richard L. Daugherty	9,009
Harris E. DeLoach, Jr.	0

W. D. Frederick, Jr.	5,696
W. Steven Jones	1,267
William O. McCoy	3,528
E. Marie McKee	5,696
John H. Mullin, III	6,106
Peter S. Rummell	0
Carlos A. Saladrigas	4,154
Theresa M. Stone	1,267
Alfred C. Tollison, Jr.	0
Jean Giles Wittner	5,696
Total	62,706

12.
Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management’s discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K.

Response:

The assumptions made in the valuation of awards granted pursuant to the Non-Employee Director Stock Unit Plan (the “Director Plan”) are not addressed in our financial statements, footnotes to our financial statements or in management’s discussion and analysis because the Director Plan is immaterial to our financial statements. The “Other Stock-Based Compensation Plans” section in Part B of footnote 10 to our financial statements for the year ended December 31, 2006 discusses in detail the two significant other stock-based compensation plans, but does not discuss in detail several immaterial plans, including the Director Plan.

As a liability plan under SFAS No. 123(R), the fair value of the Directors Plan is re-measured at each financial statement date. The fair value of the Director Plan reflects the fair value of the Company’s stock applied to the number of phantom stock units, and note 2 to the Director Compensation table in our definitive proxy statement describes the elements that affect the fair value of the Director Plan.

We acknowledge your comment, and in future disclosures we will revise footnote 2 (or its equivalent) to the Director Compensation table to more clearly identify the Director Plan as a liability plan and disclose how such liability plans are valued, including a description of the elements that affect that valuation for the Director Plan.

*******************

The Company will send a copy of this request to you by overnight delivery. Please direct any further questions or comments you may have regarding this filing to Bob Smith at (919) 546-6826.

Sincerely,

/s/ Jeffrey M. Stone

Jeffrey M. Stone
Chief Accounting Officer & Controller
Progress Energy, Inc.

cc:        Mr. Robert B. McGehee
Ms. E. Marie McKee
Mr. Peter M. Scott III
Mr. John R. McArthur, Esq.
Mr. Frank A. Schiller, Esq.
Mr. Robert E. Smith, Esq.
Mr. Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)